NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual and special meeting of holders (“Shareholders”) of common shares in the capital of Sears Canada Inc. (the ’Corporation’) will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Wednesday, April 27, 2016 at 8:00 a.m., Eastern time (the “Meeting”), for the following purposes:

1.	Financial Statements. To receive the audited consolidated financial statements of the Corporation for the financial year ended January 30, 2016 and the auditors' report thereon;

2.	Directors. To elect directors;

3.	Auditors. To appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4.	Omnibus Equity Incentive Plan. To consider and if thought advisable, approve the Omnibus Equity Incentive Plan;

5.	All Other Business. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

REGISTERED AND NON-REGISTERED SHAREHOLDERS
You are a “Registered Shareholder” if your common shares of the Corporation are registered in your name and: (a) you have a share certificate; or (b) you hold your common shares through direct registration in the United States.

You are a “Non-Registered Shareholder” if the common shares of the Corporation beneficially owned by you are registered either:

(a)	in the name of an intermediary, such as a broker, custodian, nominee or fiduciary, that the Non-Registered Shareholder deals with in respect of the common shares; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

NOTICE-AND-ACCESS
The Corporation has elected to take advantage of the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”) which came into force on February 11, 2013. Notice-and-Access are a set of rules that reduce the volume of materials physically mailed to Shareholders by allowing the Corporation to post the Management Proxy Circular and additional materials online, for certain Shareholders. All Shareholders that have consented to electronic delivery of shareholder communications will be provided with voting instructions and will receive the Notice-and-Access notification, which outlines relevant dates and matters to be discussed at the Meeting, and the corresponding Proxy-Related Materials (as defined below) for the Meeting through Notice-and-Access. Additionally, pursuant to an exemption received by the Corporation under the Canada Business Corporations Act (“CBCA”), the Corporation will deliver paper copies of a proxy form, a Notice-and-Access notification and the Corporation’s Annual Report (except to any Shareholders that have previously declined), with the Notice of Meeting and Management Proxy Circular being delivered through Notice-and-Access, to all Registered Shareholders that have not consented to electronic delivery of shareholder communications. All other Non-Registered Shareholders will receive a voting instruction form and paper copies of the Notice of Meeting, the Management Proxy Circular, and Annual Report (collectively, the “Proxy-Related Material”). The use of Notice-and-Access is more environmentally friendly because it reduces paper use and the Corporation anticipates that it will also reduce the cost of printing and mailing materials to Shareholders.

Information on Notice-and-Access can be obtained by calling the following toll-free telephone number: 1(800)387-0825.

Shareholders are reminded to review the Management Proxy Circular before voting.

WEBSITE ADDRESSES
The Proxy-Related Materials will be made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com, the U.S. Securities and Exchange Commission’s website at sec.gov and the website at meetingdocuments.com/cs/SCC

FORM OF PROXY FOR REGISTERED SHAREHOLDERS
Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at cstvotemyproxy.com; or (v) via email to proxy@canstockta.com by 5:00 p.m. (Eastern Time) on April 25, 2016, or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern Time on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

VOTING INSTRUCTION FORMS FOR NON-REGISTERED SHAREHOLDERS
Non-Registered Shareholders who have not waived the right to receive the Proxy-Related Materials will either:

(i)	receive a voting instruction form; or

(i)
be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.

Non-Registered Shareholders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instructions must be deposited by 5:00 p.m., Eastern time on April 25, 2016, however your voting instruction form may provide for an earlier date in order to process your votes in a timely manner. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Non-Registered Shareholder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder's name in the space provided.

MANAGEMENT PROXY CIRCULAR
The following sections of the Corporation’s Management Proxy Circular provide disclosure on each matter to be discussed at the Meeting:

Financial Statements - Section 2.1
Directors - Section 2.2
Auditors - Section 2.3
Omnibus Equity Incentive Plan - Section 2.4

REQUEST FOR PAPER COPIES
Shareholders may request a paper copy of the Management Proxy Circular or the Corporation’s Annual Report by: Telephone at: 1(888)433-6443; Fax at: (416)941-2321; Mail at: Sears Canada Inc., Corporate Communications, 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3, Email at fulfilment@canstockta.com.

In the event a request for a paper copy of the Proxy-Related Materials is received:

(i)	prior to the date of the Meeting, such requested materials will be sent within 3 business days after receiving the request;

(ii)	after the date of the Meeting, and within one year of the filing of the Management Proxy Circular, such requested materials will be sent within 10 calendar days after receiving the request.